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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 6)

USG CORPORATION
(Name of Issuer)


Common Stock, par value $.10 per share
(Title of Class of Securities)


0009032931
(CUSIP Number)


David J. Greenwald, Esq.
The Goldman Sachs Group, L.P.
85 Broad Street
New York, NY  10004
(212) 902-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


May 24, 1995
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  [ ]



Check the following box if a fee is being paid with the statement. [ ]
 (A fee is not required, only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0009032931



1  Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Water Street Corporate Recovery Fund I, L.P.


2  Check the Appropriate Box if a Member of a Group*

(a) [ ]
(b) [ ]


3  SEC Use Only


4  Source of Funds
   00-WC

5  Check Box if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(E) [ ]

6  Citizenship or Place of Organization
   Delaware


Number of             7   Sole Voting Power
Shares                 116,070 shares of Common Stock
Beneficially
Owned By              8  Shared Voting Power
Each                      -0-
Reporting Person
With                  9  Sole Dispositive Power
                         116,070 shares of Common Stock

                      10  Shared Dispositive Power
                              - 0 -
11  Aggregate Amount Beneficially Owned by Each Reporting Person

116,070 Warrants

12  Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares                                 [ ]

13  Percent of Class Represented by Amount in Row (11)
    Less than 1%

14  Type of Reporting Person*
    PN

CUSIP No. 0009032931



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Goldman, Sachs & Co.

2  Check the Appropriate Box if a Member of a Group*

(a) [ ]
(b) [ ]

3  SEC Use Only


4  Source of Funds

   00-WC


5  Check Box if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(E)             [ ]


6  Citizenship or Place of Organization

   New York


Number of                7  Sole Voting Power
Shares                      2,558,132 shares of Common Stock
Beneficially             8  Shared Voting Power
Ownned by                   128,428
Each
Reporting                9  Sole Dispositive Power
Person                      2,558,132 shares of Common Stock
With
                        10  Shared Dispositive Power
                            128,428

11  Aggregate Amount Beneficially Owned by Each Reporting Person

    2,686,560 shares of Common Stock

12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                           [ ]

13  Percent of Class Represented by Amount in Row (11)

    5.9%

14  Type of Reporting Person*

    HC-BD-PN

CUSIP No. 0009032931

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   The Goldman Sachs Group, L.P.

2  Check the Appropriate Box if a Member of a Group*
   (a) [ ]
   (b) [ ]

3  SEC Use Only

4  Source of Funds

   00

5  Check Box if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(E)            [ ]


6  Citizenship or Place of Organization

   Delaware

7  Sole Voting Power
   2,558,132 shares of Common Stock

Number of
Shares
Beneficially
Owned By                  8  Shared Voting Power
Each                         128,428
Reporting
Person                    9  Sole Dispositive Power
With                         2,558,132 shares of Common Stock
                         10  Shared Dispositive Power
                             128,428

11  Aggregate Amount Beneficially Owned by Each Reporting Person

    2,686,560 shares of Common Stock

12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                        [ ]

13  Percent of Class Represented by Amount in Row (11)

    5.9%

14  Type of Reporting Person*

    HC-PN

	This statement constitutes Amendment No. 6 ("Amendment No. 6") to the Statement on Schedule 13D, dated May 17, 1993, as amended (the "Schedule 13D"), filed by Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and together with Water Street and Goldman Sachs, the "Reporting Persons") in respect of the beneficial ownership by the Reporting Persons of shares of the common stock, par value $.10 per share (the "Common Stock"), of USG Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D.

	Item 4 is hereby amended as follows:

	Item 4.	Purpose of the Transaction.

		On May 23, 1995, Wade Fetzer III and Barry L. Zubrow, who are, respectively, a limited partner of GS Group and a general partner of GS Group and Water Street's former designees to the Company's Board of Directors, resigned from the Board of Directors of the Company. A copy of Mr. Fetzer's and Mr. Zubrow's resignation letter is attached as Exhibit I and incorporated by reference.

		On May 24, 1995, Water Street distributed (the "Distribution") the shares of Common Stock owned by Water Street to its partners on a pro rata basis in accordance with Water Street's partnership agreement. The shares distributed to the partners (other than the partners, if any, who are "affiliates" of the Company (as such term is defined under the Securities Act)) are salable without registration under the Securities Act and without regard to the requirements of Rule 144 under the Securities Act, and the shares distributed to any partner which is an affiliate of the Company are salable pursuant to Rule 144.

		Goldman Sachs has advised the Company that it does not intend to sell any shares of Common Stock received by it in the Distribution for the three months following the Distribution, although it reserves the right to do so. Goldman Sachs may acquire additional shares for investment purposes and, after the expiration of the three months, Goldman Sachs may sell or hold any such shares of Common Stock that it still retains, depending upon the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors.

		Goldman Sachs has further advised the Company that its present plans with respect to the Common Stock (other than the shares of Common Stock received in the Distribution and other than as described above) are as follows: On or prior to May 26, 1995, Goldman Sachs will not engage in any transactions in the Common Stock except unsolicited brokerage transactions to effect purchase or sell orders, in which case Goldman Sachs will not solicit the contraside of the transaction.
-5-

  Thereafter, in the ordinary course of its securities business, Goldman Sachs may, from time to time, act as a broker and dealer for the limited partners in Water Street (the "Limited Partners"), for other customers or for its own account in the purchase or sale of Common Stock or other securities issued by the Company, including effecting brokerage transactions or block transactions for Limited Partners and trading the Common Stock on a principal basis. In connection with any such purchases or sales, Goldman Sachs may pool the orders of those customers and prorate or otherwise equitably apportion the purchase or sale executions. Each customer's authorization for Goldman Sachs to act as the customer's agent in any unexecuted purchase or sale of the customer's shares is revocable, and Goldman Sachs will not have any voting or investment power with respect to any customer's shares, except for shares held in managed accounts (the "Managed Accounts") for which Goldman Sachs exercises voting and/or investment authority.

	Item 5 is hereby amended as follows:

	Item 5.	Interest in Securities of the Issuer.

	As described in Item 4 above, on May 24, 1995,
Water Street distributed the shares of Common Stock owned by Water Street to its partners in accordance with Water Street's partnership agreement. As of the date hereof, Water Street beneficially owns Warrants to purchase 116,070 shares of Common Stock and no other shares of Common Stock. Accordingly, Water Street beneficially owns less than 1% of the outstanding shares of Common Stock. As of the date hereof, Goldman Sachs beneficially owns 2,442,062 shares of Common Stock and may be deemed to be the beneficial owner of 128,428 shares of Common Stock currently held in Managed Accounts. In addition, as the general partner of Water Street, Goldman Sachs may be deemed to be the beneficial owner of Warrants to purchase 116,070 shares of Common Stock held by Water Street. In addition, GS Group may be deemed to be the beneficial owner of (i) the Warrants to purchase 116,070 shares of Common Stock held by Water Street, (ii) the 2,442,062 shares of Common Stock held by Goldman Sachs, and (iii) the 128,428 shares of Common Stock held in Managed Accounts with respect to which Goldman Sachs may be deemed to be the beneficial owner. Accordingly, Goldman Sachs and GS Group may be deemed to beneficially own (without giving effect to the Warrants owned by Water Street) 5.7% of the outstanding shares of Common Stock. Assuming that Water Street exercises all of its Warrants, but that no other Warrants are exercised, Goldman Sachs and GS Group may be deemed to beneficially own 5.9% of the outstanding shares of Common Stock. Goldman Sachs and GS Group each disclaims beneficial ownership of the shares of Common Stock held in Managed Accounts.
Each of Goldman Sachs and GS Group has the sole power to vote or to direct the vote or shares the power to vote or to direct the vote, and has the sole power to dispose or to direct the disposition of or shares the power to dispose or to direct the disposition of, the number of shares of Common Stock beneficially owned by it as indicated on pages 3 and 4.
On May 24, 1994, Water Street ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6 is hereby amended as follows:

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

     In connection with the resignations by Messrs. Fetzer and Zubrow from the Company's Board of Directors, the Reporting Persons delivered a letter to the Company in which (i) Water Street waived its rights under the Water Street Agreement to designate directors to the Company's Board of Directors and any committees of the Board on which they served, including the Finance Committee, and (ii) the Reporting Persons waived their rights to receive any of the data or information that the Company would otherwise be required to deliver to the Reporting Persons pursuant to the Water Street Agreement or otherwise. A copy of that letter is attached as Exhibit J and incorporated by reference.

     The Reporting Persons and the Company entered into a letter agreement, dated May 23, 1995, pursuant to which the Water Street Agreement and the Letter Agreement terminated upon the Distribution. Accordingly, the Reporting Persons are no longer subject to restrictions relating to purchases of voting securities of the Company and transfers of shares of Common Stock. A copy of that letter is attached as Exhibit K and incorporated by reference.

     In connection with the Distribution, Goldman Sachs and the GS Group advised the Company, in a letter dated May 24, 1995, that Goldman Sachs has no current intention to sell any shares of Common Stock received by it in the Distribution for the three months following the Distribution, although it reserves the right to do so. Goldman Sachs also advised the Company that its present plans with respect to the Common Stock (other than the shares of Common Stock received in the Distribution) are as follows: On or prior to May 26, 1995, Goldman Sachs will not engage in any transactions in the Common Stock except unsolicited brokerage transactions to effect purchase or sell orders, in which case Goldman Sachs will not solicit the contraside of the transaction. Thereafter, in the ordinary course of its securities business, Goldman Sachs may, from time to time, act as a broker and dealer for Limited Partners, for other customers or for its own account in the purchase or sale of Common Stock or other securities issued by the Company, including effecting brokerage transactions or block transactions for any Limited Partner and trading the Common Stock on a principal basis. Goldman Sachs stated that (i) in connection with any such purchases or sales, Goldman Sachs may pool the orders of those customers and prorate or otherwise equitably apportion the purchase or sale executions, and (ii) each customer's authorization for Goldman Sachs to act as the customer's agent in any unexecuted purchase or sale of the customer's shares is revocable, and Goldman Sachs will not have any voting or investment power with respect to any customer's shares, except for shares held in Managed Accounts. A copy of that letter is attached as Exhibit L and incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

(I) Resignation Letter, dated May 23, 1995, from Wade Fetzer III and Barry L. Zubrow to the Company.

(J)  Letter, dated May 23, 1995, by the Reporting Persons to the
Company.

(K)  Letter Agreement, dated May 23, 1995, between the Reporting
Persons and the Company.

(L) Letter, dated May 24, 1995, from Goldman Sachs and GS Group to the Company.

SIGNATURE


	Each of the undersigned certifies, after reasonable inquiry and to the best of its knowledge and belief, that the information set forth in this statement is true, complete and correct.


WATER STREET CORPORATE RECOVERY FUND I, L.P.

By:  Goldman, Sachs & Co.
      General Partner

By:  /s/ Richard A. Friedman
     Name: Richard A. Friedman
     Title:  General Partner


GOLDMAN, SACHS & CO.

By:  /s/ Richard A. Friedman
     Name: Richard A. Friedman
     Title:  General Partner


THE GOLDMAN SACHS GROUP, L.P.

By:  /s/ Richard A. Friedman
     Name:  Richard A. Friedman
     Title:  General Partner


Dated:  May 24, 1995

Index to Exhibits

Exhibit                  Description                Page

(I)                  Resignation Letter,
                     dated May 23, 1995,
                     from Wade Fetzer III
                     and Barry L. Zubrow to
                     the Company.                    12

(J)                  Letter, dated May 23,
                     1995, by the Reporting
                     Persons to the Company.         13

(K)                  Letter Agreement, dated
                     May 23, 1995, between the
                     Reporting Persons and
                     the Company.                    15

(L)                  Letter, dated May 24, 1995,
                     from Goldman Sachs and
                     GS Group to the Company.        16

Exhibit I

[Letterhead of Goldman, Sachs & Co.]

May 23, 1995

The Board of Directors
USG Corporation
125 South Franklin Street
Chicago, IL  60606

Attention:	Eugene B. Connolly
	Chairman of the Board

Gentlemen and Madame:

We are pleased to have served as directors of USG
Corporation since it emerged from its prepackaged bankruptcy two years ago. Since then, the Company's businesses have continued to perform extremely well, under the leadership of an excellent management team, and the Company's financial profile has improved dramatically. A number of important financial transactions have been successfully executed, including equity and debt financings and bank agreement amendments. The Company's strong cash flow, along with last year's equity offering, have allowed debt to be significantly reduced, and USG's financial flexibility has dramatically improved.
Now that the Company has completed its restructuring and demonstrated outstanding performance, it is an appropriate time for us to resign from the Board of Directors of USG and any committees of the Board on which we serve. In addition, Water Street is considering distributing the USG common shares owned by it to its partners. If Water Street distributes the USG shares, based on the current market price, Goldman Sachs would receive approximately 2.3 million shares. Goldman Sachs does not currently intend to sell any USG shares received by it in the distribution during the three months following the distribution. We are pleased to have had the opportunity to serve with such a distinguished board. The Company has undergone a most successful turnaround. Finally, we anticipate that the business relationship between our two firms will continue to develop and look forward to working with you in the future.
Very truly yours,

      /s/ Wade Fetzer                  /s/ Barry Zubrow
          Wade Fetzer                      Barry Zubrow

Exhibit J





May 23, 1995



The Board of Directors
USG Corporation
125 South Franklin Street
Chicago, IL  60606

Attention:	Eugene B. Connolly
	Chairman of the Board

Gentlemen:

		By a separate letter, Wade Fetzer and Barry Zubrow are resigning, effective today, from the Board of Directors (the
"Board") of USG Corporation ("USG") and any committees of the Board on which they serve, including the Finance Committee of the Board. In addition, Water Street Corporate Recovery Fund I, L.P. ("Water Street") is considering distributing shares of Common
Stock, par value $.10 per share ("USG Common Stock"), of USG owned by Water Street to its partners on a pro rata basis in accordance with Water Street's Partnership Agreement.

		Water Street, Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group") hereby waive their rights to be provided with any of the data or information that USG is required to deliver to them pursuant to Section 6.2(b) of that certain letter agreement, dated February 25, 1993, by and between USG, Water Street, Goldman Sachs and GS Group.

		In addition, Water Street hereby waives all rights through June 22, 1997 to designate directors to the Board and to designate a member of the Finance Committee.

Very truly yours,

WATER STREET CORPORATE
RECOVERY FUND I, L.P.

By:  GOLDMAN, SACHS & CO.
     General Partner


By:/s/ Richard A. Friedman
Name:  Richard A. Friedman
Title:  General Partner


GOLDMAN, SACHS & CO.


By:  /s/ Richard A. Friedman
Name:    Richard A. Friedman
Title:   General Partner



THE GOLDMAN SACHS GROUP, L.P.


By:  /s/ Richard A. Friedman
Name: Richard A. Friedman
Title: General Partner

Exhibit K

May 23, 1995


USG Corporation
125 South Franklin Street
Chicago, Illinois  60606

Reference is made to that certain Letter
Agreement, dated February 25, 1993 (the "1993 Letter Agreement"), among USG Corporation (the "Company"), Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and together with Water Street and Goldman Sachs, the "Goldman/Water Entities"). Sections 1.1 and 1.3 of the 1993 Letter Agreement restrict purchases and sales of shares of common stock, par value $.10 per share, of the Company (the "Common Stock") by the Goldman/Water Entities for so long as the Goldman/Water Entities own 5% or more of the then outstanding shares of Common Stock. The Company and the Goldman/Water Entities are also parties to the Letter Agreement, dated February 22, 1994, among the Goldman/Water Entities and the Company (which, together with the 1993 Letter Agreement, are herein collectively referred to as the "Letter Agreements").
The Goldman/Water Entities have advised you that Water Street is considering distributing the shares of Common Stock owned by Water Street to its partners on a pro rata basis in accordance with Water Street's partnership agreement (the "Distribution"). Based on the current market price for the Common Stock and assuming USG has issued and outstanding 45,088,634 shares of Common Stock, immediately following the Distribution, Goldman Sachs and GS Group would beneficially own (other than in managed accounts with respect to which Goldman Sachs has investment discretion and which would hold less than 1% of the outstanding shares of Common Stock) approximately 5.7% of the outstanding shares of Common Stock.
The Goldman/Water Entities hereby request your consent to the termination of the Letter Agreements effective upon the Distribution. Following the Distribution, Water Street will deliver to you a certificate stating that the Distribution has been effected.
-14-

Please indicate your consent to the termination of the Letter Agreements as provided in this Letter by executing a copy of this Letter.

WATER STREET CORPORATE
RECOVERY FUND I, L.P.

By:Goldman, Sachs & Co.
General Partner


By: /s/ Richard A. Friedman
Name:  Richard A. Friedman
Title:  General Partner


GOLDMAN, SACHS & CO.


By:/s/ Richard A. Friedman
Name: Richard A. Friedman
Title: General Partner

THE GOLDMAN SACHS GROUP, L.P.


By:/s/ Richard A. Friedman
Name:  Richard A. Friedman
Title:  General Partner

Accepted and agreed
this 23rd day of May, 1995:

USG CORPORATION

By:	  /s/Eugene B. Connolly
    Name:  Eugene B. Connolly
    Title:  Chairman & CEO
-15-

Exhibit L

May 24, 1995



The Board of Directors
USG Corporation
125 South Franklin Street
Chicago, IL  60606

Attention:	Eugene B. Connolly
	Chairman of the Board

Gentlemen:

In connection with the distribution (the
"Distribution") by Water Street Corporate Recovery Fund I, L.P. ("Water Street") of the shares of common stock, par value $.10 per share (the "Common Stock"), of USG Corporation (the "Company") owned by Water Street to its partners on a pro rata basis in accordance with Water Street's partnership agreement, Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group") hereby advise you of the following:
1.	Goldman Sachs has no current intention to sell
any shares of Common Stock received by it in the Distribution for the three months following the Distribution, although it reserves the right to do so.
2.	Goldman Sachs' present plans with respect to the
Common Stock (other than the Common Stock received in the Distribution) are as follows: On or prior to May 26, 1995, Goldman Sachs will not engage in any transactions in the Common Stock except unsolicited brokerage transactions to effect purchase or sell orders, in which case Goldman Sachs will not solicit the contraside of the transaction. Thereafter, in the ordinary course of its securities business, Goldman Sachs may, from time to time, act as a broker and dealer for the limited partners in Water Street (the "Limited Partners"), for other customers or for its own account in the purchase or sale of Common Stock or other securities issued by the Company, including effecting brokerage transactions or block transactions for any Limited Partner and otherwise trading the Common Stock on a principal basis. In connection with any such purchases or sales, Goldman Sachs may pool the orders of those customers and prorate or otherwise equitably apportion the purchase or sale executions. Each customer's authorization for Goldman Sachs to act as the customer's agent in any unexecuted purchase or sale of the customer's shares is revocable, and Goldman Sachs will not have any voting or investment power with respect to any customer's shares, except for shares held in managed accounts. We are separately providing you with a copy of Amendment No. 6 to the Schedule 13D filed today with the Securities and Exchange Commission by Water Street, Goldman Sachs and GS Group.
                        Very truly yours,

                        GOLDMAN, SACHS & CO.


                        By:/s/ Richard A. Friedman
                        Name:  Richard A. Friedman
                        Title:  General Partner



                        THE GOLDMAN SACHS GROUP, L.P.


                        By:/s/ Richard A. Friedman
                        Name:  Richard A. Friedman
                        Title:  General Partner